Exhibit 99.1

TeraWulf and IKONICS Announce Merger Agreement, Paving Way For a U.S. Publicly Traded ESG-Focused Cryptocurrency Mining Company with Plans to Use 90%+ Zero-Carbon Energy

TeraWulf Positioned to Produce Low-Cost, Domestic, Environmentally Sustainable Bitcoin at an Industrial Scale

50 Megawatts (“MW”) Expected to be Online This Year and 800 MW Deployed by 2025, Enabling a Hashrate Over 23 exahash per second (“EH/s”) of Computational Power

Upon Completion of Business Combination, Combined Company Intends to Be Listed on Nasdaq Under Trading Symbol “WULF”

IKONICS Shareholders to Receive $5.00 per share and Contingent Value Right (“CVR”), and Collectively Retain 2% of Combined Company’s Common Stock

IKONICS Business to Become Subsidiary of Combined Company and Positioned for Sale

EASTON, Maryland & DULUTH, Minnesota – June 25, 2021 – TeraWulf Inc. (“TeraWulf”), poised to become a best-in-class bitcoin mining company, announced today it expects to become a Nasdaq-listed company through a business combination with IKONICS Corporation (Nasdaq: IKNX), a Duluth, MN imaging technology company. The companies have entered into a definitive merger agreement to combine under a new holding company, which will change its name to TeraWulf Inc. and is expected to be listed on The Nasdaq Stock Market LLC under the trading symbol “WULF”.

Environmental, Social, and Governance (ESG) Focused Cryptocurrency Mining Company

TeraWulf is positioned to generate environmentally sustainable bitcoin at an industrial scale in the U.S. using over 90% zero-carbon energy. With 60,000 state-of-the-art miners on order, TeraWulf expects to have 50 MW of mining capacity online this year, and consistent with its buildout plan, expects to have 800 MW mining capacity deployed by 2025, enabling over 23 EH/s of expected hashrate.

TeraWulf is leveraging its management team’s decades of experience in energy supply optimization, operations and engineering to create a premier platform for sustainable cryptocurrency mining. In addition, TeraWulf plans to implement its proven model for large cryptocurrency mine development and operations, which will help ensure TeraWulf can scale efficiently. With an institutional commitment to ESG principles and a target of 100% zero-carbon energy utilization, TeraWulf is positioned to be a leading miner of sustainable bitcoin globally.

Paul Prager, Chairman & Chief Executive Officer of TeraWulf, said, “TeraWulf represents an exciting new paradigm for cryptocurrency mining, which is built on a significant strategic advantage to utilize reliable, secure and low-cost sustainable energy sources to support our bitcoin mining activities. We have a talented management team with a proven track record and we are ready to rapidly scale due to an established supply chain and strong partner relationships. Site work is underway at the Company’s mining facilities in New York and Pennsylvania with competitive power supply agreements already in place. As we prepare TeraWulf to trade on the public market, we are confident that we have the in-house technology, infrastructure and operations expertise to deliver unparalleled value for shareholders.”

Nazar Khan, Chief Operating Officer, added, “Our team’s unique access to energy assets and deep sector expertise in the wholesale electricity markets allows us to quickly develop a large-scale cryptocurrency mining platform that can help facilitate and can expedite the electric grid’s transition to a zero-carbon future. Sited and managed appropriately, mining operations provide resiliency to the electric grid while leading the rapid development of the global fintech infrastructure.”

Glenn Sandgren, Chief Executive Officer of IKONICS, said, “We are pleased to have reached this agreement with TeraWulf and look forward to partnering with them. This transaction provides ideal outcomes for our shareholders, customers and employees. It delivers our shareholders the opportunity to realize a substantial upfront cash payment while continuing to benefit from the value of our legacy imaging business, and provides them with the opportunity to participate in the potential upside of TeraWulf at an exciting time for the cryptocurrency mining space. The agreement will be instrumental in securing the long-term viability of IKONICS’s legacy business, allowing it to continue to meet the needs of our customers with a secure supply of our high quality products in addition to continued employment opportunities for our workforce.”

TeraWulf’s Leading ESG Focus

TeraWulf’s aim is to be the most environmentally sustainable bitcoin mining company focused on ESG through its purpose-driven business practices, determined clean energy goals, and support for its communities. TeraWulf is committed to diversity, equity and inclusion at all levels of the organization and is proud of its highly qualified, diverse management team. As an industry leading producer of bitcoin with a targeted path of zero-carbon energy utilization, TeraWulf intends to maintain a high level of transparency, reliability, and environmental stewardship across its operations and throughout its supply chain.

Kerri Langlais, TeraWulf’s Chief Strategy Officer, said, “Our core focus on ESG sets us apart from our competitors and ties directly to our business success. We are confident that by integrating flexible baseload energy demand into the electric grid, we will accelerate the transition to a more resilient, stable and sustainable energy future while generating attractive investor returns and tangible benefits, including job creation, for our communities.”

Transaction Overview

Under the terms of the agreement, which has been unanimously approved by the Boards of Directors of both companies, each outstanding share of IKONICS common stock will receive $5.00 in cash, one CVR, and one share of the combined company’s common stock. Through the CVRs, which will not be publicly traded, the IKONICS shareholders will be entitled to received 95% of the net proceeds from any sale of IKONICS’s legacy business completed during the 18 months following the closing of the business combination, and will expire at the end of such 18 month period with respect to any portion of IKONICS’s legacy business which has not been sold. The shares of the combined company’s common stock to be received by the IKONICS shareholders will collectively represent 2% of the combined company’s pro forma common equity ownership. As of March 31, 2021, IKONICS had a net book value of $11.6 million, cash of $4.4 million and working capital of $4.1 million.

Following consummation of the transaction, the legacy business of IKONICS will be operated consistent with past practices but will be positioned for sale on terms that are acceptable to the Board of Directors of the combined company.

The transaction is expected to close in the second half of 2021, subject to the receipt of regulatory approvals, the approval of IKONICS and TeraWulf shareholders, and other customary closing conditions.

Management and Board of Directors

The combined company will be led by Paul Prager as Chairman and Chief Executive Officer. In addition, several members of the existing TeraWulf leadership team are expected to serve on the combined company’s management team, including:

●         Nazar Khan, Chief Operating Officer;

●         Kerri Langlais, Chief Strategy Officer;

●         Ken Deane, Chief Financial Officer; and

●         Stefanie Fleischmann, Chief Legal Officer.

TeraWulf’s executive team has worked together for nearly 15 years in the energy infrastructure space with a proven track record of risk management and investment performance.

Upon completion of the transaction, all members of the IKONICS Board of Directors will resign and be replaced by persons to be designated by TeraWulf.

Transaction Materials

A presentation and additional materials regarding the transaction are available on TeraWulf’s website.

Advisors

Paul Weiss, Rifkind, Wharton & Garrison LLP is serving as legal advisor and Moelis & Company LLC is serving as financial advisor to TeraWulf. Faegre Drinker Biddle & Reath LLP is serving as legal advisor and Northland Capital Markets is serving as financial advisor to IKONICS.

About TeraWulf

TeraWulf was formed to own and operate fully integrated environmentally clean cryptocurrency mining facilities in the United States. TeraWulf will provide domestically produced bitcoin powered by more than 90% zero-carbon energy with a goal of utilizing 100% zero-carbon energy.

The Company’s mining facility in New York is expected to be operational in the fourth quarter of 2021 and the mining facility in Pennsylvania recently commenced site work with targeted operation in the second quarter of 2022. For more information on TeraWulf, please visit www.TeraWulf.com or follow @TeraWulfInc on Twitter.

About IKONICS

IKONICS has served as an international leader in the development of imaging technologies for over 65 years. IKONICS proudly introduces products and process solutions for a diverse array of imaging markets. For more information on IKONICS, please visit www.Ikonics.com.

Additional Information and Where to Find It; Participants in the Solicitation

In connection with the proposed transaction, IKONICS intends to file relevant materials with the United States Securities and Exchange Commission (the “SEC”), including a combined proxy statement and registration statement on Form S-4. Following the filing of the definitive proxy statement with the SEC, IKONICS will mail the definitive proxy statement and a proxy card to each shareholder entitled to vote at the special meeting relating to the proposed transaction. The proxy statement, any other relevant documents, and all other materials filed with the SEC concerning IKONICS are (or, when filed, will be) available free of charge at http://www.sec.gov and http:/www.ikonics.com/investor-relations. Shareholders should read carefully the proxy statement and any other relevant documents that IKONICS files with the SEC when they become available before making any voting decision because they will contain important information.

This communication does not constitute a solicitation of proxy, an offer to purchase, or a solicitation of an offer to sell any securities. IKONICS’s directors and executive officers are deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction. Information regarding the names of such persons and their respective interests in the transaction, by securities holdings or otherwise, will be set forth in the definitive proxy statement when it is filed with the SEC. Additional information regarding these individuals is set forth in its annual report on Form 10-K for the fiscal year ended December 31, 2020, its definitive proxy statement for the annual meeting held on April 29, 2021, and the revised definitive proxy statement for the same meeting, which were filed with the SEC on March 3, 2021, March 23, 2021, and April 6, 2021, respectively. To the extent IKONICS directors and executive officers or their holdings of IKONICS securities have changed from the amounts disclosed in those filings, to IKONICS’s knowledge, such changes have been reflected on initial statements of beneficial ownership on Form 3 or statements of change in ownership on Form 4 on file with the SEC. These materials are (or, when filed, will be) available free of charge at http://www.Ikonics.com/investor-relations.

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Such statements include statements concerning anticipated future events and expectations that are not historical facts. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Actual results may vary materially from those expressed or implied by forward-looking statements based on a number of factors, including, without limitation: (1) risks related to the consummation of the mergers, including the risks that (a) the mergers may not be consummated within the anticipated time period, or at all, (b) the parties may fail to obtain shareholder approval of the merger agreement, (c) other conditions to the consummation of the mergers under the merger agreement may not be satisfied, (d) all or part of TeraWulf’s contemplated financing in connection with the mergers may not become available, and (e) the significant limitations on remedies contained in the merger agreement may limit or entirely prevent a party from specifically enforcing another party’s obligations under the merger agreement or recovering damages for any breach; (2) approval of the combined company’s application to list its shares on Nasdaq; (3) no assurance that future developments affecting TeraWulf will be those that it has anticipated; TeraWulf's projected financial information is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results since the assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information; (4) the effects that any termination of the merger agreement may have on a party or its business, including the risks that (a) the price of IKONICS common stock may decline significantly if the mergers are not completed, (b) the merger agreement may be terminated in circumstances requiring IKONICS to pay TeraWulf a termination fee of $1.2 million, or (c) the circumstances of the termination, may have a chilling effect on alternatives to the mergers; (5) the effects that the announcement or pendency of the mergers may have on IKONICS and its business, including the risks that as a result (a) the business, operating results or stock price of IKONICS may suffer, (b) its current plans and operations may be disrupted, (c) the ability of IKONICS to retain or recruit key employees may be adversely affected, (d) its business relationships (including, customers, franchisees and suppliers) may be adversely affected, or (e) management and employee attention may be diverted from other important matters; (6) the effect of limitations that the merger agreement places on IKONICS’s ability to operate its business, return capital to shareholders or engage in alternative transactions; (7) the nature, cost and outcome of pending and future litigation and other legal proceedings, including any such proceedings related to the transactions and instituted against IKONICS and others; (8) the risk that the transaction may involve unexpected costs, liabilities or delays; (9) other economic, business, competitive, legal, regulatory, and/or tax factors; (10) the possibility that less than all or none of the legacy IKONICS business will be sold prior to the expiration of the CVRs; and (11) other factors described under the heading “Risk Factors” in Part I, Item 1A of IKONICS’s annual report on Form 10-K for the fiscal year ended December 31, 2020, as updated or supplemented by subsequent reports that IKONICS has filed or files with the SEC. Potential investors, shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Neither TeraWulf nor IKONICS assumes any obligation to publicly update any forward-looking statement after it is made, whether as a result of new information, future events or otherwise, except as required by law.

Contacts

TeraWulf

Michael Freitag / Joseph Sala / Lyle Weston

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

IKONICS
Glenn Sandgren
Chief Executive Officer
(218) 628-2217